As filed with the Securities and Exchange Commission on December 6, 2005

Registration No. 333-125778

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 3

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Saba Software, Inc.

(Exact name of registrant as specified in charter)

Delaware	94-3267638
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2400 Bridge Parkway

Redwood Shores, California 94065-1166

(650) 581-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bobby Yazdani

CEO and Chairman

Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, California 94065-1166

(650) 581-2500

October 11, 2005

(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 6, 2005

PROSPECTUS

1,799,920 Shares

Saba Software, Inc.

Common Stock

This prospectus relates to up to 1,799,920 shares of our common stock that the selling security holders named in this prospectus may offer for sale from time to time. The selling security holders acquired these shares from us in connection with our acquisition of THINQ Learning Solutions, Inc. completed on May 5, 2005. We are registering the shares of common stock to provide the selling security holders with freely tradeable securities, but this registration does not necessarily mean that the selling security holders will offer or sell the shares.

We are filing the registration statement of which this prospectus is a part pursuant to contractual obligations. We will not receive any proceeds from the sale of the shares by the selling security holders but we have agreed to pay certain registration expenses.

Our common stock is traded on the Nasdaq National Market under the symbol “SABA.” On November 30, 2005, the last reported sales price for our common stock on the Nasdaq National Market was $3.60 per share.

See “ Risk Factors” beginning on page 3 of this Prospectus for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

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PROSPECTUS SUMMARY

We are a leading provider of human capital development and management solutions, which are designed to increase organizational performance through the implementation of a management system for aligning, developing and managing people. Our solutions can help large enterprises to efficiently manage regulatory compliance, increase sales and channel readiness, accelerate time-to-competency of people across the extended enterprise, increase speed of customer acquisition, shorten time-to-market of new products and increase visibility into organizational performance. Our leadership position is supported by publicly available reports published by independent, third-party analysts that research vendors in our industry and rank them based on a number of factors, including product offerings, technology and customer base.

On May 5, 2005, Storm Acquisition Corporation, a Delaware corporation that is our wholly owned indirect subsidiary (“Storm Acquisition”), merged with and into THINQ Learning Solutions, Inc., a privately held Delaware corporation (“THINQ”), under the terms of an Agreement and Plan of Merger dated March 24, 2005 (the “Merger Agreement”). In connection with the merger, shares of capital stock of THINQ owned by the selling security holders were converted into shares of our common stock and THINQ became our wholly owned indirect subsidiary. This prospectus relates to up to an aggregate of 1,799,920 shares of common stock, $0.001 par value, that we expect to issue to the former shareholders and management of THINQ. We agreed to register these shares of common stock with the Securities and Exchange Commission (the “SEC”) in connection with the merger. Up to 100,000 additional shares of common stock may be issued over a three-year period pursuant to an earn-out provision. A stock certificate representing 635,010 shares of our common stock will be held in escrow as security for indemnification and other obligations described in the Merger Agreement. Such escrow shares will be released, if at all, at various times through the date that our Annual Report on Form 10-K for the fiscal year ended May 31, 2006 is required to be filed with the SEC.

The shares being registered in this registration statement represent approximately 10% of our common stock outstanding as of November 30, 2005.

The selling security holders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. As described in the Merger Agreement, certain of the selling security holders have entered into a lock-up agreement pursuant to which they have agreed not to sell their shares of our common stock for up to a year following the closing of the merger. The price at which the selling security holders may sell the shares of our common stock will be determined by the prevailing market for the shares or in negotiated transactions. See “Selling Security Holders” beginning on page 12 of this prospectus.

We were incorporated in Delaware in April 1997. We have incurred significant losses and negative cash flows from operations since our inception. We have not achieved profitability and cannot be certain that we will realize sufficient revenues to achieve or sustain profitability.

Our headquarters are located at 2400 Bridge Parkway, Redwood Shores, California 94065, and our telephone number is (650) 696-3840.

RECENT DEVELOPMENTS

On October 6, 2005 we announced that we had signed a definitive agreement to acquire Centra Software, Inc. for a combination of our common stock and cash. The transaction has been approved by the Boards of Directors of both companies but is subject to stockholder approval and other customary closing conditions. Once approved, the consideration to be received by the stockholders of Centra will be $0.663 per share in cash and 0.354 per share in Saba stock for each share of Centra stock held. The transaction is subject to customary conditions to closing, including approval of the holders of our common stock and approval of the holders of Centra’s common stock. The closing of the transaction is expected to occur during the third quarter of our fiscal year ending May 31, 2006. The transaction is intended to qualify as a tax-free reorganization under Section 386(a) of the Internal Revenue Code of 1986, as amended.

On November 14, 2005, together with Centra, we filed a joint proxy statement/prospectus on Form S-4 with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information regarding Saba, Centra, and the proposed transaction. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov.

RISK FACTORS

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

Investment in our shares involves a degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares. Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, investors are cautioned not to place undue reliance on such statements. Set forth below is a discussion of certain factors, which could cause our actual results to differ materially from the results projected or suggested in such forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. We undertake no obligation to update any forward-looking statements as a result of future events or developments.

We have a history of losses, expect future losses and cannot assure you that we will achieve profitability.

We have incurred significant losses and negative cash flows from operations since our inception. We have not achieved profitability and cannot be certain that we will realize sufficient revenues to achieve or sustain profitability. We expect to derive substantially all of our revenues for the foreseeable future from the licensing of Saba Enterprise Learning and providing related services. Over the longer term, we expect to derive revenues from new products such as Saba Enterprise Performance and related services. In the future, we expect to continue to incur non-cash expenses relating to the amortization of purchased intangible assets that will contribute to our net losses, along with any potential goodwill impairment. As of August 31, 2005, we had $4.8 million of purchased intangible assets to be amortized as a result of our May 2005 acquisition of THINQ Learning Solutions, Inc., and our remaining goodwill balance was $15.2 million. As a result, we expect to incur losses for the foreseeable future. We will need to generate significantly higher revenues and manage expenses in order to achieve profitability or control negative cash flows. If we achieve profitability, we may not be able to sustain it on a consistent basis.

Fluctuations in our results could cause our stock price to experience significant fluctuations or declines.

Our operating results have varied significantly in the past and will likely fluctuate significantly in the future. For instance, in the last two fiscal years, our quarterly revenues have fluctuated between approximately $12.0 million and $7.8 million and our quarterly net loss has fluctuated between approximately $500,000 and $5.9 million. Our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter and the size of such licensing transactions. As a result, we have limited visibility into our future revenue, especially license revenue, which often has been heavily concentrated in the third month of each quarter. Since we forecast our expenses based in part on future revenue projections, our operating results would be adversely affected if we cannot meet those revenue projections.

Other factors that could affect our quarterly operating results include:

•	the demand for our products and professional services and our efficiency in rendering our professional services;

•	the variability in the mix of our license and services revenue in any quarter;

•	the variability in the mix of the type of services delivered in any quarter and the extent to which third party contractors are used to provide such services;

•	the size and complexity of our license transactions and potential delays in recognizing revenue from license transactions;

•	the amount and timing of our operating expenses and capital expenditures; the performance of our international business, which accounts for a substantial part of our consolidated revenues; and

•	fluctuations in foreign currency exchange rates.

Due to these and other factors, we believe that quarter-to-quarter comparisons of our revenues and operating results are not necessarily meaningful and should not be relied upon as indicators of future performance. It is possible that in some future quarter our operating results may be below the expectations of public market analysts or investors, which could cause the market price of our common stock to fall.

Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short-term. During fiscal 2004 and fiscal 2003, we took actions to reduce our operating expenses and, while we may from time to time reduce operating expenses in response to variability in our revenues, including variability caused by downturns in the United States and/or international economies, over the long term, we generally expect to increase our operating expenses to expand our sales and marketing operations, fund greater levels of research and development, develop new alliances, increase our services and support capabilities and improve our operational and financial systems. If our revenues do not increase along with these expenses, our business would be seriously harmed and net losses in a given quarter would be even larger than expected. We may undertake future restructuring to align such expenses with revenues.

Our products have a long sales cycle, which increases the cost of completing sales and renders completion of sales less predictable.

The period between our initial contact with a potential customer and the purchase of our products and services is often long. A customer’s decision to purchase our products and services requires the commitment to increase performance through human capital development and management, involves a significant allocation of resources, and is influenced by a customer’s budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefits of our products and services. We may commit a substantial amount of time and resources to potential customers without assurance that any sales will be completed or revenues generated. Many of our potential customers are large enterprises that generally take longer to make significant business decisions. Our public sector customers, in particular, are subject to extensive procurement procedures that require many reviews and approvals. Our typical sales cycle has been approximately six to 12 months, making it difficult to predict the quarter in which we may recognize revenue. The delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter. If our sales cycle were to unexpectedly lengthen in general or for one or more large orders, it would adversely affect the timing of our revenues. If we were to experience a delay on a large order, it could harm our ability to meet our forecasts for a given quarter.

A decline in the price of, or demand for, our main product, Saba Enterprise Learning, or our related services offerings, would seriously harm our revenues and operating margins.

To date, Saba Enterprise Learning and related services have accounted for a substantial majority of our revenues. We anticipate that revenues from Saba Enterprise Learning and related services will continue to constitute a substantial majority of our revenues for the foreseeable future. Consequently, a decline in the price of, or demand for, Saba Enterprise Learning or failure to achieve broad market acceptance would seriously harm our business. If our new products, including Saba Enterprise Performance, fail to achieve market acceptance, our reliance on Saba Enterprise Learning will deepen.

We experience seasonality in our sales, which could cause our quarterly operating results to fluctuate from quarter to quarter.

We experience quarterly seasonality in the licensing of our products and delivery of our services. For example, revenue has historically been lower in our first fiscal quarter than in the immediately preceding fourth fiscal quarter. Contributing to this seasonality is the timing of our first fiscal quarter that occurs during the summer months when general business activities slow down in a number of territories where we conduct our operations, particularly Europe. Our commission structure and other sales incentives also tend to result in fewer sales in the first fiscal quarter than in the fourth fiscal quarter. These seasonal variations in our revenue are likely to lead to fluctuations in our quarterly operating results.

Our performance depends on a new market: human capital development and management.

The market for software solutions that automate human capital development and management is at an early stage of development and rapidly evolving. Substantially all of our revenues are attributable to the suite of products and services in this market. If this market fails to develop or develops more slowly than we expect our business would be harmed. If the market grows, the prices of our products may decline rapidly as alternative products are introduced into the market. In addition, our products may become obsolete if we fail to anticipate or adapt to evolving technology standards, or if we fail to identify the challenges and risks in this new market or successfully address these risks.

Changes in accounting regulations and related interpretations and policies, particularly those related to revenue recognition, could cause us to defer recognition of revenue or recognize lower revenue or to report lower earnings per share.

While we believe that we are in compliance with Statement of Position 97-2, Software Revenue Recognition, as amended, the American Institute of Certified Public Accountants continues to issue implementation guidelines for these standards and the accounting profession continues to discuss a wide range of potential interpretations. Additional implementation guidelines, and changes in interpretations of such guidelines, could lead to unanticipated changes in our current revenue accounting practices that could cause us to defer the recognition of revenue to future periods or to recognize lower revenue.

The Financial Accounting Standards Board (“FASB”) has adopted Statement No. 123R, which requires us to recognize as an expense stock-based compensation to employees based on their fair values, and eliminates the ability to account for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25. As a result, when we record an expense for our stock-based compensation plans using the fair value method beginning in fiscal year 2007, we will have significant compensation charges. For example, for the fiscal years 2005, 2004 and 2003, had we accounted for stock-based compensation plans under Statement No. 123R, we estimate that, diluted loss per share, using the fair value method, would have been increased by $0.50, $0.89 and $1.02 per share, respectively.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the design and effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing this assessment. If the Company is deemed to be an accelerated filer as of November 30, 2006, we will be required to comply with Section 404 of the Sarbanes-Oxley Act for the fiscal year ending May 31, 2007. Otherwise, we will be required to comply with Section 404 of the Sarbanes-Oxley Act for the fiscal year ending May 31, 2008. During the course of our testing we may identify significant deficiencies or material weaknesses which we may not be able to remediate prior to our fiscal year end. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

The loss of our senior executives and key personnel would likely cause our business to suffer.

Our ability to implement a successful long-term strategy, strengthen our competitive position, expand our customer base, and develop and support our products depends to a significant degree on the performance of the senior management team and other key employees. The loss of any of these individuals could harm our business. We do not have employment agreements with any of our executives or other key employees, and we do not maintain key person life insurance for any officers or key employees.

Intense competition in our target market could impair our ability to grow and achieve profitability.

The market for our products and services is intensely competitive, dynamic, and subject to rapid technological change. The intensity of the competition and the pace of change are expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered. We encounter competition with respect to different aspects of our solution from a variety of sources including:

•	companies that market and license training, learning, performance, content, resource, talent, and staffing management systems;

•	enterprise software vendors that offer human resources information systems and employee relationship management systems with training and performance modules;

•	potential customers’ internal development efforts;

•	companies that operate Internet-based marketplaces for the sale of on-line learning;

•	companies that operate Internet-based marketplaces for the sale of goods and services and could potentially decide to evolve their marketplaces to include content offerings; and

•	Internet portals that offer learning content, performance support tools or recruiting services.

We expect competition from a variety of companies.

Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do, enabling them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Such resources also enable our competitors to withstand prolonged periods of negative cash flows and unfavorable economic, political, and market conditions. Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products and services obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other partners, thereby increasing the availability of their services to address the needs of our current and prospective customers. We may not be able to compete successfully against our current and future competitors, and competitive pressures that we encounter may seriously harm our business.

Our past and future acquisitions may result in disruptions to our business if we fail to adequately integrate acquired businesses.

In 2001, we acquired Human Performance Technologies, Inc. and Ultris Inc. and in May 2005 we acquired THINQ Learning Solutions, Inc. We cannot assure that the THINQ acquisition will advance our long-term strategy. We may incur greater than anticipated costs from assuming obligations to support THINQ products, diverting resources from new products. THINQ customers may decline to upgrade to Saba Enterprise Learning, instead adopting competitors’ software. In addition, THINQ’s suppliers, distributors and key technical, sales and senior management personnel may terminate their relationship with us. As part of our overall business strategy, we expect to continue to acquire complementary businesses or technologies that will provide additional products or services offerings, additional industry expertise or an expanded geographic presence. In line with that strategy, on October 6, 2005, we announced our agreement to acquire Centra Software, Inc. These acquisitions could result in the use of significant amounts of cash, the incurrence of debt, or potentially dilutive issuances of equity securities which may reduce earnings per share. In addition, any acquisition may increase the risk of future write-offs for acquired in-process research and development, write-offs for the impairment of goodwill or long-lived assets, or amortization of expenses related to intangible assets, any of which could materially adversely affect our business and our operating results. For example, as of August 31, 2005, our remaining goodwill balance was $15.2 million. Acquisitions that we complete expose us to numerous risks, including:

•	difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

•	the diversion of management’s attention from other business concerns;

•	risks of entering markets in which we have no or limited prior experience; and

•	the potential loss of key employees, significant customers and strategic partners of the acquired company; and

•	exposure to claims by terminated employees, stockholders of the acquired company or other third parties related to the acquisition. Although we generally obtain indemnification and other contractual protection against such claims, we cannot assure that they will be enforceable or sufficient to protect us.

If we are unable to manage the complexity of conducting business globally, our international revenues may suffer.

International revenues accounted for 42% of our revenues in fiscal 2005 and 44% of our revenues in fiscal 2004. Although we intend to continue to expand our international presence, in the future we may not be able to successfully market, sell or distribute our products and services in foreign markets. The reallocation of certain design, development and testing functions from the United States to our lower-cost development center in India intensifies our exposure to international uncertainties. Factors that could materially adversely affect our international operations, and our business and future growth include:

•	difficulties in staffing and managing foreign operations, including language barriers;

•	difficulties in maintaining control over product development and quality, and timing of product releases;

•	seasonal fluctuations in purchasing patterns in other countries, particularly declining sales during July and August in European markets;

•	difficulties in collecting accounts receivable in foreign countries, particularly European countries in which collections take considerably more time than the United States and collections are more difficult to effect;

•	currency exchange rate fluctuations, particularly in countries where we sell our products in denominations other than U.S. dollars, such as in the United Kingdom, the euro zone, and Japan, or have exposures in intercompany accounts denominated in foreign currencies;

•	costs attributable to development of internationalized versions of our products and marketing and sales materials;

•	the burdens of complying with a wide variety of foreign laws and reduced protection for intellectual property rights in some countries;

•	tariffs, export controls, and other trade barriers, and

•	exposure to geopolitical instability, natural disasters and acts of war or terrorism.

Delays in releasing new products or enhanced versions of our existing products could adversely affect our competitive position.

As part of our strategy, we expect to regularly release new products and new versions of our existing products. Even if our new products or new versions of our existing products contain the features and functionality our customers want, in the event we are unable to timely introduce these new products or product releases, our competitive position may be harmed. We cannot assure you that we will be able to successfully complete the development of currently planned or future products or product releases in a timely and efficient manner. Due to the complexity of our products, internal quality assurance testing and customer testing of pre-commercial releases may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of these products. In addition, the reallocation of resources associated with any postponement would likely cause delays in the development and release of other future products or enhancements to our currently available products. The reallocation of certain design, development and testing functions to our new lower-cost development center heightens risks relating to product design, development, testing, and introduction. Any delay in releasing future products or enhancements of our products could harm our business.

If we release products containing defects, we may need to halt further shipments and our business and reputation would be harmed.

Products as complex as ours often contain unknown and undetected errors or performance problems. Although our products are subject to rigorous testing and quality control processes, serious defects are frequently found during the period immediately following introduction and initial shipment of new products or enhancements to existing products. Although we attempt to resolve all errors that we believe would be considered serious by our customers before shipment to them, our products are not error-free. These errors or performance problems could result in lost revenues or delays in customer acceptance and would be detrimental to our business and reputation. As is typical in the software industry, with each release we have discovered errors in our products after introduction. We will not be able to detect and correct all errors before releasing our products commercially and these undetected errors could be significant. We cannot assure you that undetected errors or performance problems in our existing or future products will not be discovered in the future or that known errors considered minor by us will not be considered serious by our customers, resulting in cancellation of orders, loss of customers, difficulties in achieving our sales goals, increased demands on our support services, and a decrease in our revenues. To correct such errors, we may expend considerable time and resources to develop and release modifications to our software.

As a result of such errors, we may be subject to warranty and product liability claims that are costly or difficult to settle. Our products and services enable customers to manage critical business information. If product errors are alleged to cause or contribute to security and privacy breaches or misappropriation of confidential information, we may also be subject to significant liability. Although our license agreements contain provisions intended to limit our exposure to liability, we cannot assure that they will be enforceable or, if enforceable, interpreted favorably by a court.

Claims by third parties that we infringe their intellectual property rights may result in costly litigation.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in the software and Internet-related industries. We have in the past been subject to an intellectual property action. In our market, one company initiated patent infringement actions against us and at least four other companies in 2002. In September 2003, we settled the action against us and recorded a charge of $1.7 million. We have paid all amounts due under this settlement. We could become subject to additional intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. Any of these claims, even if not meritorious, could be expensive to defend and could divert management’s attention from operating the company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award of damages and to develop non-infringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all. In addition, agreements with our customers typically include indemnity provisions requiring us to hold these customers harmless against specified losses arising from third party claims that our products infringe the intellectual property rights of such other third parties. It is not possible to determine the maximum potential amount of liability under any indemnification obligations, whether or not asserted, due to the unique facts and circumstances that are likely to be involved in each particular claim.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services that would harm our competitive position.

Our success depends upon our proprietary technology. We rely primarily on copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, which may represent potential sales and revenue losses that are difficult to quantify. Policing unauthorized used of our technology is difficult, time-consuming, and costly. Were we to discover instances of unauthorized use, there can be no assurance that we would be able to enforce our proprietary rights or obtain adequate recovery for our losses. In addition, we have four patents issued in the United States and five patent applications pending in the United States. We cannot assure you that any patents will be issued for any of the pending patent applications. Even for the issued patents, or any patent issued to us in the future, there can be no assurance that such patent will protect our intellectual property, or will not be challenged by third parties. Furthermore, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any patents or other intellectual property rights we hold.

Our disaster recovery plan does not include redundant systems, and a disaster could severely damage our operations.

Our disaster recovery plan does not include fully redundant systems for our services at an alternate site. A disaster could severely harm our business because our services could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect the computer systems needed for the day-to-day operation of Saba Learning ASP Edition and our hosting services. A number of these computer systems are located on or near known earthquake fault zones. Although these systems are designed to be fault-tolerant, the systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, and other events. Additionally, we do not carry sufficient business insurance to compensate us for all potential losses that could occur.

We outsource the management and maintenance of our hosted and ASP solutions to third parties and will depend upon them to provide adequate management and maintenance services.

We rely on third parties to provide key components of our networks and systems. For instance, we rely on third-party Internet service providers to host our products for customers who desire to have these solutions hosted. We also rely on third-party communications service providers for the high-speed connections that link our and our Internet service providers’ Web servers and office systems to the Internet. Our reliance on third party providers limits our ability to control critical customer service functions and communications systems. Any Internet or communications systems failure or interruption could result in disruption of our service or loss or compromise of customer orders and data. These failures, especially if they are prolonged or repeated, would make our services less attractive to customers and tarnish our reputation.

We depend upon continuing relationships with third-party integrators who support our solutions.

Our success depends upon the acceptance and successful integration by customers of our products. We often rely on third-party systems integrators to assist with implementation of our products. We must continue to rely on these systems integrators even as we increase the size of our professional services group. If large systems integrators fail to continue to support our solution or commit resources to us, if any of our customers are not able to successfully integrate our solution or if we are unable to adequately train our existing systems integration partners, our business, operating results, and financial condition could suffer. Although we make reasonable efforts to ensure that our third party providers perform to our standards, we have only limited control over the level and quality of service provided by our current and future third-party integrators.

We may not be able to secure necessary funding in the future; additional funding may result in dilution to our stockholders.

We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since inception and expect this to continue for the foreseeable future. We expect to use our available cash resources and credit facilities primarily to fund sales and marketing activities, research and development, and continued operations, and possibly make future acquisitions. We believe that our existing capital resources will be sufficient to meet our capital requirements for the next twelve months. However, if our capital requirements increase materially from those currently planned or if revenues fail to materialize, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Alternatively, or in addition to equity financing, we may incur additional debt to raise funds. Additional equity or debt financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures.

Our stock price may fluctuate substantially.

In the last two fiscal years, the market price for our common stock has fluctuated substantially. The market price for our common stock may be affected by a number of factors, including those described above and the following:

•	the announcement of new products and services or product and service enhancements by us or our competitors;

•	actual or anticipated quarterly variations in our results of operations or those of our competitors;

•	changes in earnings estimates or recommendations by securities analysts that may follow our stock;

•	developments in our industry, including announcements of significant acquisitions or strategic partnerships; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock market in general, and Nasdaq National Market technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market and industry trends may also materially and adversely affect the market price of our common stock, regardless of our actual operating performance. Volatility in the market price and trading volume of our common stock may prevent our stockholders from selling their shares profitably. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been initiated against that company. Class-action litigation could result in substantial costs and a diversion of management’s attention and resources.

The anti-takeover provisions in our charter documents could delay or prevent a change in control.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors.

For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms that make it difficult to remove all directors at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

Our board of directors also has the ability to issue preferred stock that would significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interests. If the acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by our anti-takeover measures, our stockholders could lose the opportunity to sell their shares at a favorable price.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference room in Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to the public at no cost from the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus:

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2005;

•	our Annual Report on Form 10-K for the fiscal year ended May 31, 2005, as amended;

•	our Current Reports on Form 8-K filed with the Commission on September 22, 2005, September 29, 2005, October 3, 2005, October 6, 2005, and November 14, 2005; and

•	the description of our common stock contained in our Form 8-A filed with the Commission on April 5, 2000.

All documents that we file after the date of this registration statement filed with the SEC on December 6, 2005 pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 prior to the effectiveness of the registration statement, shall be deemed to be incorporated by reference in this prospectus. All documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus.

The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, California 94065-1166

Tel: (650) 696-3840

Attn: Yvonne Selner

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

The risk factors beginning on page 2 of this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SECURITY HOLDERS

We are registering for resale shares of our common stock held by the selling security holders identified below. Only security holders that are named as selling security holders or transferees, donees and pledgees of those named holders can use this prospectus. Information regarding other selling security holders that are unnamed in the prospectus prior to effectiveness may only be added by post-effective amendment to the registration statement of which this prospectus is a part. The selling security holders received the shares from us in connection with the merger of Storm Acquisition with and into THINQ that we closed on May 5, 2005.

We are registering the shares to permit the selling security holders identified below and any pledgees, donees, transferees and other successors-in-interest that receive the shares from such holders after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of the selling security holders,

•	the number and percent of shares of our common stock that the selling security holders beneficially owned prior to the offering for resale of the shares under this prospectus, and

•	the number of shares of our common stock that may be offered for resale for the account of the selling security holders under this prospectus.

None of the selling security holders named in this prospectus are broker-dealers. Selling security holders that are affiliated with registered broker-dealers are identified below and their affiliation is briefly described below. At the time of the purchase of the securities to be resold, the selling security holders had no arrangements or understandings, directly or indirectly, with any person to distribute the securities.

The number of shares in the column “Shares of Common Stock Offered” represents all of the shares that the selling security holders may offer under this prospectus. The selling security holders named below may from time to time offer all, some or none of their shares of common stock offered by this prospectus. We do not know how long the selling security holders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the selling security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling security holders listed below. Since the selling security holders may sell all, some or none of their shares, we cannot estimate the number or percentage of shares of common stock that each selling security holder will own upon completion of the offering to which this prospectus relates. In addition, the selling security holders listed below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which the information regarding the shares was provided, in transactions exempt from the registration requirements of the Securities Act.

This table is prepared solely based on information supplied to us by the selling security holders identified below, as of November 30, 2005, and assumes the sale of all of the resale shares. Information about the selling security holders may change from time to time. Any changed information will be set forth in prospectus supplements, if and when necessary. The applicable percentages of beneficial ownership are based on an aggregate of 17,948,253 shares of our common stock issued and outstanding on November 30, 2005, adjusted as may be required by rules promulgated by the SEC. In compliance with the SEC rules, for purposes of calculating the percentage of common stock outstanding, any securities not outstanding which are subject to options, warrants or conversion privileges are deemed outstanding for the purposes of computing the percentage of outstanding securities owned by the selling security holders. Beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has the right to acquire within 60 days from November 30, 2005. Unless otherwise indicated, the selling security holders have the sole power to direct the voting and investment over the shares owned by them.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Shares of Common Stock Offered
	Number	Percent
AdasePartners LP a Limited Partnership (1)	5,027	*	5,027
Amar Dhaliwal (2)	14,757	*	9,757
Arthur Bruno	501	*	501
AT Investors LLC a Limited Liability Company (1)	1,004	*	1,004
BCI Growth V LP (3)	192,973	1.1%	192,973
BCI Investors LLC (3)	3,144	*	3,144
Beagle Limited (4)	9,300	*	9,300
Bessec Ventures IV LP (5)	34,193	*	34,193
Bessemer Venture Partners IV LP (5)	51,291	*	51,291
Blue Rock Capital LP (6)	29,415	*	29,415
Celerity Ventures LLC (7)	7,542	*	7,542
Charles Burke	250	*	250
Charles River IX B LLC (8)	2,245	*	2,245
Charles River IX-C LLC (8)	1,757	*	1,757
Charles River Partnership IX LP (9)	124,012	*	124,012
Charles River Partnership IX-A LP (9)	3,735	*	3,735
CIBC WMC Inc. (10)	226,293	1.3%	226,293
Dain Rauscher Wessels Investors LLC (11)	2,513	*	2,513
Daniel H. Bathon, Jr.	6,505	*	6,505
Dean Butler	1,004	*	1,004
Douglas R. Johnson	19,515	*	19,515
First Albany Private Fund 1999 LLC (12)	2,513	*	2,513
First Albany Special Purpose Fund II LLC (12)	2,513	*	2,513
Gary Tillman	1,004	*	1,004
Guy Bradley	7,541	*	7,541
Heller Arts Executive Pension Scheme (13)	624	*	624
HLM/CB Fund LP (14)	26,148	*	26,148
J & L Sherblom Family LLC (15)	1,004	*	1,004
James S Tenner	552	*	552
Jefferies Investors II, LLC (16)	250	*	250
Jefferies Investors V, LLC (16)	502	*	502
Jefferies Venture Capital Fund I, LLC (16)	1,759	*	1,759
Jim P. Manzi	9,049	*	9,049
John M Connors Jr.	6,032	*	6,032
Larry E Reeder	501	*	501
Mark Bertelsen	250	*	250
Mellon Ventures II LP (17)	150,862	*	150,862
Michael Margolis	501	*	501
Neal Goldman	250	*	250
Net Market Partners LP (18)	20,113	*	20,113
Paul Hajar	250	*	250
Raymond Maskell (19)	44,770	*	26,020
RLR Family Partners LP a Limited Partnership (20)	2,513	*	2,513
Scott Lancaster (21)	13,558	*	11,058
Theodore F. Bayer	151,012	*	151,012
Sirios Capital Partners II LP (22)	5,202	*	5,202
Sirios Capital Partners LP (22)	741	*	741
Sirios Overseas Fund LTD(22)	6,318	*	6,318
Sirios/QP Partners LP (22)	7,849	*	7,849

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Shares of Common Stock Offered
	Number	Percent
WB Internet Fund 2000 LLC (23)	2,285	*	2,285
WB Internet Fund 2000 QP LLC (23)	2,742	*	2,742
William H. Matthews	3,440	*	3,440
Windspeed Partners Investment LLC (24)	30,172	*	30,172
Windspeed Ventures LP (24)	30,172	*	30,172
Windspeed Ventures (24)	10,056	*	10,056

*	Less than 1%

(1)	Arthur H. Bilger exercises voting and dispositive power with respect to the shares of common stock registered hereby in the name of Adase Partners LP, a Limited Partnership, and AT Investors LLC, a Limited Liability Company.

(2)	For purposes of shares of common stock beneficially owned, includes 5,000 shares subject to options exercisable within 60 days of November 30, 2005.

(3)	Donald P. Remey and J. Barton Goodwin exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of BCI Growth V LP and BCI Investors LLC.

(4)	Michael Hecht exercises voting and dispositive power with respect to the shares of common stock registered hereby in the name of Beagle Limited.

(5)	William T. Burgin, David J. Cowan, Christopher F.O. Gabrieri, G. Felda Hardymon and Robert Buescher are the managing members of Deer IV & Co. LLC, the general partner of Bessec Venture Partners IV LP and Bessemer Venture Partners IV LP, and exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of Bessec Venture Partners IV LP and Bessemer Venture Partners IV LP.

(6)	Virginia Gale Breen exercises voting and dispositive power with respect to the shares of common stock registered hereby in the name of Blue Rock Capital LP.

(7)	Hemang Dave and William Geoffrey Stein exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of Celerity Ventures LLC.

(8)	Izhar Armony, Ted R. Dintersmith, Bruce I. Sachs and Michael J. Zak exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of Charles River IX-B LLC and Charles River IX-C LLC.

(9)	Izhar Armony, Richard M. Burnes, Jr., Ted R. Dintersmith and Michael J. Zak exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of Charles River Partnership IX LP and Charles River Partnership IX-A LP.

(10)	CIBC WMC Inc. is an indirect wholly-owned subsidiary of Canadian Imperial Bank of Commerce, which is the indirect parent of a broker dealer registered under the Exchange Act.

(11)	Anthony Mayhew voting and dispositive power with respect to the shares of common stock registered hereby in the name of Dain Rauscher Wessels Investors LLC. Dain Rauscher Wessels Investors LLC is managed exclusively by its general partner, RBC Capital Investment Holdings (USA) Inc., which is an affiliate of RBC Capital Markets Corporation, an NASD member.

(12)	Alan P. Goldberg, President of FAC Management Corp., exercises on behalf of FAC Management Corp. voting and dispositive power with respect to the shares of common stock registered hereby in the name of First Albany Private Fund 1999 LLC and First Albany Special Purpose Fund II LLC. FAC Management Corp. is under common control with First Albany Capital Inc., a registered broker-dealer.

(13)	Robert G. Heller, Trustee exercises voting and dispositive power with respect to the shares of common stock registered hereby in the name of Heller Arts Executive Pension Scheme.

(14)	A.R. Haberkorn, Peter J. Grua and Vincent J. Fabiani exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of HLM/CB Fund LP.

(15)	James P. Sherblom exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of J & L Sherblom Family LLC.

(16)	Includes 1,459 shares held by Jefferies Venture Capital Fund I, LLC; 208 shares held by Jefferies Investors II, LLC; and 417 shares held by Jefferies Investors V, LLC. Except as set forth below, Jefferies Advisers, Inc., a registered investment adviser, has sole voting and dispositive power over the shares held by Jefferies Venture Capital Fund I, LLC. Except as set forth below, Jefferies & Company, Inc., a registered broker-dealer and sole manager of Jefferies Investors II, LLC and Jefferies Investors V, LLC, has sole voting and dispositive power over the shares held by Jefferies Investors II, LLC and Jefferies Investors V, LLC. Jefferies Group, Inc. is the sole shareholder of each of Jefferies Advisers, Inc. and Jefferies & Company, Inc. An aggregate of 1,242 shares are held in escrow by the escrow agent; the entities listed above have no dispositive power over such shares and may be deemed to have shared voting power over such shares with the escrow agent and stockholder representative. Each of Jefferies Venture Capital Fund I, LLC, Jefferies Investors II, LLC and Jefferies Investors V, LLC is controlled by Jefferies & Company, Inc. which is a broker-dealer.

(17)	Ronald J. Coombs and Joseph Woods exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of Mellon Ventures II LP. Mellon Ventures II, L.P.’s majority limited partner is MBC Investments Corporation, a wholly-owned subsidiary of Mellon Financial Corporation, which is the ultimate owner of the following broker-dealers - Dreyfus Service Corporation, Mellon Securities LLC, MBSC, LLC, Mellon Institutional Asset Management Limited, Mellon Financial Markets, LLC and Mellon Funds Distributor, L.P.

(18)	Sanford J. Colen and Mitch Tuchman exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of Net Market Partners LP.

(19)	For purposes of shares of common stock beneficially owned, includes 18,750 shares subject to options exercisable within 60 days of November 30, 2005.

(20)	Robert L. Rosen exercises voting and dispositive power with respect to the shares of common stock registered hereby in the name of RLR Family Partners LP, a Limited Partnership.

(21)	For purposes of shares of common stock beneficially owned, includes 2,500 shares subject to options exercisable within 60 days of November 30, 2005.

(22)	John F. Brennan Jr. exercises voting and dispositive power with respect to the shares of common stock registered hereby in the name of Sirios Capital Partners LP, Sirios Capital Partners II, LP, Sirios Overseas Fund Ltd, Sirios/QP Partners LP.

(23)	Tim Burke, Chief Financial Officer of William Blair & Company, LLC, exercises on behalf of William Blair & Company, LLC voting and dispositive power with respect to the shares of common stock registered hereby in the name of WB Internet Fund 2000 LLC and WB Internet Fund 2000 QP LLC. Each of WB Internet Fund 2000 LLC and WB Internet Fund 2000 QP LLC is controlled by William Blair & Company, LLC, a registered broker-dealer.

(24)	John Bullock and Dan Bathon exercise voting and dispositive power with respect to the shares of common stock registered hereby in the name of Windspeed Partners Investment LLC, Windspeed Ventures and Windspeed Ventures LP.

PLAN OF DISTRIBUTION

The selling security holders identified above may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq National Market or any other stock exchange, market or trading facility;

•	in the over-the-counter market;

•	in negotiated transactions;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	short sales;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise;

•	a combination of such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling security holders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling security holders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule, rather than under this prospectus. The selling security holders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in an amount to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The selling security holders and broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. In such an event, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act and any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling security holder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Upon notification to us by the selling security holders that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the resale shares by the selling security holders. All proceeds from the sale of the resale shares will be solely for the accounts of the selling security holders.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Saba Software, Inc. appearing in Saba Software, Inc.’s Annual Report on Form 10-K for the year ended May 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

1,799,920 Shares

Saba Software, Inc.

Common Stock

The date of this prospectus is                     , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Saba Software, Inc. (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$877.06
Legal fees and expenses	$15,000.00
Accounting fees and expenses	$26,000.00
Miscellaneous fees and expenses	$20,000.00

Total	$61,877.06

Item 15.	Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against certain expenses, judgments, fines, settlements and other amounts under certain circumstances.

The Company’s Amended and Restated Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the Company and its security holders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The Company’s By-laws, as amended and restated, provide for indemnification of officers and directors to the fullest extent not prohibited by the Delaware General Corporation Law. The provisions of Article VIII of the Company’s By-laws constitute a contract of indemnification between the Company and its officers and directors. Article VIII of the Company’s By-laws permits the Company to purchase and maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article VIII. The Company provides officers’ and directors’ liability insurance for its officers and directors.

The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

The Company and the selling security holders have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16.	Exhibits

a)	Exhibits.

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger by and among the Saba Software, Inc., Storm Holding Corporation, a Delaware corporation that is a wholly-owned subsidiary of the Saba Software, Inc., Storm Acquisition Corporation, a Delaware corporation that is a wholly-owned subsidiary of Storm Holding Corporation, THINQ Learning Solutions, Inc., a Delaware corporation and an unaffiliated entity, and Daniel H. Bathon, Jr., as representative of the stockholders of THINQ Learning Solutions, Inc.*

5.1	Opinion of Morrison & Foerster LLP as to the legality of the securities being registered.

23.1	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

23.3	Consent of Stout, Causey & Horning, P.A., Independent Registered Public Accounting Firm.

24	Power of Attorney. Reference is made to page II-4.**

*	Incorporated by reference to Saba Software, Inc. Quarterly Report on Form 10-Q filed April 14, 2005.

**	Previously filed.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or

Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California, on the 6th day of December 2005.

Saba Software, Inc.

By:	/s/ Bobby Yazdani
Bobby Yazdani
CEO and Chairman

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

/s/ Bobby Yazdani Bobby Yazdani	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 6, 2005

/s/ Peter E. Williams III Peter E. Williams III	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 6, 2005

Douglas Allred	Director

* Clifton T. Weatherford	Director	December 6, 2005

* Michael Moritz	Director	December 6, 2005

* Lawrence D. Lenihan, Jr.	Director	December 6, 2005

* Joe Kiani	Director	December 6, 2005

*By:	/s/ Peter E. Williams III
Peter E. Williams III
Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger by and among the Saba Software, Inc., Storm Holding Corporation, a Delaware corporation that is a wholly-owned subsidiary of the Saba Software, Inc., Storm Acquisition Corporation, a Delaware corporation that is a wholly-owned subsidiary of Storm Holding Corporation, THINQ Learning Solutions, Inc., a Delaware corporation and an unaffiliated entity, and Daniel H. Bathon, Jr., as representative of the stockholders of THINQ Learning Solutions, Inc.*

5.1	Opinion of Morrison & Foerster LLP as to the legality of the securities being registered.

23.1	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

23.3	Consent of Stout, Causey & Horning, P.A., Independent Registered Public Accounting Firm.

24	Power of Attorney. Reference is made to page II-4.**

*	Incorporated by reference to Saba Software, Inc. Quarterly Report on Form 10-Q filed April 14, 2005.

**	Previously filed.